FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2002

                              Rio de la Plata Bank
                 (Translation of registrant's name into English)

                           Banco Rio de la Plata S.A.
                               Bartolome Mitre 480
                         (1036) Buenos Aires, Argentina
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes    No X
                                     ---   ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) N/A


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    EXHIBIT
     INDEX
    -------
A. Attached hereto as Exhibit A is the Press Release of Banco Rio de la Plata dated January 10, 2003 relating to the amended terms of the Bank's Exchange Offer and the extension of the early tender fee deadline and the expiration date of the Bank's Exchange Offer.

                                   SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   BANCO RIO DE LA PLATA S.A.



                                   By: /s/ Sergio G. Lew
                                      ------------------------------------------
                                   Name:   Sergio G. Lew
                                   Title:  International Funding Head



                                   By: /s/  Marcelo Castro
                                      ------------------------------------------
                                   Name:   Marcelo Castro
                                   Title:  Treasury Manager

Date: January 13, 2002

                                    EXHIBIT A

Attached hereto as Exhibit A is the Press Release of Banco Rio de la Plata dated January 10, 2003 relating to the amended terms of the Bank's Exchange Offer and the extension of the early tender fee deadline and the expiration date of the Bank's Exchange Offer.